Exhibit 21.1



                                  SUBSIDIARIES



Dignity Partners Funding Corp. I, a Delaware Corporation

Point West Ventures, L.P., a Delaware Limited Partnership

Point West Venture Management, LLC, a Delaware Limited Liability Company

Allegiance Capital, LLC, a Delaware Limited Liability Company

Allegiance Funding I, LLC a Delaware Corporation

Allegiance Management Corp, a Delaware Corporation

Point West Securities, LLC, a Delaware Limited Liability Company